U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                             FORM 12B-25


                        NOTIFICATION OF LATE FILING


                            COMMISSION FILE NUMBERS 0-262072 and 814-00157



[ ] Form 10-K and [ ] Form 20-F [  ] Form 11-K [X] Form 10-Q and[  ] Form N-SAR
     Form 10-KSB                                                   Form 10-QSB


     For Period Ended:  SEPTEMBER 30, 1997

     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     If  the  notification  relates  to  a portion of the filing checked above,
identify the Item(s) to which the notification relates:   ALL ITEMS OF THE FORM
10-Q.


PART I - REGISTRANT INFORMATION

     Full Name of Registrant

       WALNUT FINANCIAL SERVICES, INC.


     Address of Principal Executive Office

       8000 TOWERS CRESCENT DRIVE, SUITE 1070, VIENNA, VIRGINIA  22182

PART II - RULES 12B-15(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X] and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     On October 15, 1997, the Company and certain of its subsidiaries (Walnut Capital Corp., Universal Bridge Fund, Inc. and Walnut Funds, Inc.) elected to be regulated as business development companies ("BDCs") as provided by the Investment Company Act of 1940, as amended (the "1940 Act"). The Company inadvertently became subject to the requirements of the 1940 Act as a result of the business combination between the Company and Walnut Capital Corp., a then privately held Small Business
     Investment Company managed by members of the Company's current management, consummated in February, 1995. From and after such business combination, the Company had relied on the one-year safe harbor exemption provided by Rule 3a-2 under the 1940 Act from the registration, filing and operating requirements imposed by the 1940 Act. The Company's one-year exemption period expired on February 27, 1996 and from such date the Company may be deemed to have been an unregistered investment company. For the quarter ended September 30, 1997, the Company will be preparing its financial statements in accordance with generally accepted accounting principles applicable to investment companies pursuant to the 1940 Act, which represents a change in the method in which the Company has prepared its financial statements in the past.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
             JOEL S. KANTER                         (847) 448-3771
                (Name)                      (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X] Yes     [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
                                                    [X] Yes     [  ] No


                   WALNUT FINANCIAL SERVICES, INC.
               (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Dated:     NOVEMBER 14, 1997          By:/s/
                                      Name: Joel S. Kanter

                                     Title:President and Chief Executive Officer